Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material notice – September 17, 2007

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. publicly TRADED company CNPJ/MF nº 33.256.439/0001-39 NIRE 35.300.109.724	COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA publicly TRADED company CNPJ/MF nº 33.069.766/0001-81

MATERIAL NOTICE

Ultrapar Participações S.A. (“Ultrapar”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”) hereby inform the market, under the terms of the CVM Instruction No. 358, of the following:

1. On September 14, 2007 the CVM, Brazil's Securities Exchange Commission, through the SRE, the Securities Registry Department, in the process of registering a mandatory tag along tender offer, as a result of change of control of a publicly traded company, to the common shareholders of CBPI, determined that Ultrapar must carry out the share offering at a price of R$64.63 per common share and not for R$58.10 as originally offered (the complete decision is available on website www.cvm.gov.br, under Market Notices), which in the SRE’s opinion corresponds to 80% of the price paid to the indirect controlling shareholders of CBPI, thus increasing the expected total share offering from R$175 million to R$194 million.

2. The decision by the SRE is subject to appeal to the CVM Committee.

3. Ultrapar will be examining the CVM’s decision and will decide, within the stipulated legal time limit, about the convenience of appealing against such decision with the CVM Committee, immediately informing the market of the company’s decision.

September 17, 2007

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.	Sérgio Roberto Weyne Ferreira da Costa Investor Relations Officer Companhia Brasileira de Petróleo Ipiranga

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2007
ULTRAPAR HOLDINGS INC.

	By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Material notice – September 17, 2007)